Centrus Energy Corp.
6901 Rockledge Drive, Suite 800
Bethesda, Maryland 20817

Philip O. Strawbridge	(301) 814-7235 cell
Senior Vice President, Chief Financial Officer, Chief Administrative Officer & Treasurer

January 4, 2022

VIA EDGAR

Ms. Wei Lu, Staff Accountant
Mr. Ethan Horowitz, Accounting Branch Chief
Office of Energy & Transportation
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE: Centrus Energy Corp.
Form 10-K for the Fiscal Year ended December 31, 2020
Filed March 22, 2021
Form 10-Q for the Nine Months ended September 30, 2021
Filed November 12, 2021
File No. 001-14287

Dear Ms. Lu and Mr. Horowitz:

This letter sets forth the response of Centrus Energy Corp. (the “Company,” “we” or “us”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated December 20, 2021 (the “Comment Letter”), regarding the above-referenced filings with the Commission. For the convenience of the Staff, the Staff’s comment is restated in italics prior to our response to such comment.
Form 10-K for the Fiscal Year ended December 31, 2020

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 52

1. We note the presentation of non-GAAP financial measures on page 56 of your filing. Revise to disclose the reasons why the presentation of Adjusted Net Income (Loss) and Adjusted Net Income (Loss) per Share provide useful information to investors. In addition, provide a reconciliation of Adjusted Net Income (Loss) per Share to Net Income (Loss) per Share as the most directly comparable measure calculated and presented in accordance with GAAP. Refer to Items 10(e)(1)(i)(B) and (C) of Regulation S-K.

RESPONSE:

The Company respectfully advises the Commission that, in future filings, it will revise its disclosures regarding the reasons why Adjusted Net Income (Loss) and Adjusted Net Income (Loss) per Share provide useful information to investors. An example of the Company's intended disclosure is set forth below, with the new disclosure underlined for ease of the Staff’s review.

The Company measures Net Income and Net Income per Share both on a GAAP basis and on an adjusted basis to exclude deemed dividends allocable to retired preferred stock shares (“Adjusted Net Income” and “Adjusted Net Income per Share”). We believe Adjusted Net Income and Adjusted Net Income per Share, which are non-GAAP financial measures, provide investors with additional understanding of the Company’s financial performance and period-to-period comparability. The presentation of these metrics is useful to investors because it provides a more accurate reflection of management’s assessment of the Company’s ongoing operating performance by removing certain items management believes do not accurately represent continuing operations, and may thereby distort a view of our long-term operating results and trends. Management considers Adjusted Net Income and Adjusted Net Income per Share to be useful in the comparison of our results from period to period and showing ongoing results from operations separate from events, such as the repurchase of preferred stock shares, that are not connected to the Company’s core operations or occur infrequently.

The Company further advises the Commission that, in future filings, it will include a reconciliation of Adjusted Net Income (Loss) and Adjusted Net Income (Loss) per Share as compared with the most directly comparable GAAP measure for each, which are Net Income (Loss) and Net Income (Loss) per Share. The reconciliation for the Annual Report on Form 10-K for the year ended December 31, 2020 would have read as follows, with the new disclosure in bold print for ease of the Staff’s review.

	Three Months Ended December 31,		Year Ended December 31,
	2020	2019	2020	2019
Numerator (in millions):
Net income (loss)	$16.4	$(2.8)	$54.4	$(16.5)
Less: Preferred stock dividends - undeclared and cumulative	0.8	1.9	6.7	7.8
Less: Distributed earnings allocable to retired preferred shares	41.9	—	41.9	—
Net income (loss) allocable to common stockholders	$(26.3)	$(4.7)	$5.8	$(24.3)

Plus: Distributed earnings allocable to retired preferred shares	41.9	—	41.9	—
Adjusted net income (loss), including distributed earnings allocable to retired preferred shares (Non-GAAP)	$15.6	$(4.7)	$47.7	$(24.3)

Denominator (in thousands) (a):
Average common shares outstanding - basic	10,322	9,583	9,825	9,566
Average common shares outstanding - diluted (b)	10,322	9,583	10,123	9,566

Net Income (Loss) per Share (in dollars):
Basic	$(2.55)	$(0.49)	$0.59	$(2.54)
Diluted	$(2.55)	$(0.49)	$0.57	$(2.54)

Plus: Effect of distributed earnings allocable to retired preferred shares, per common share (in dollars):
Basic	$4.06	$—	$4.26	$—
Diluted	$4.01	$—	$4.14	$—

Adjusted Net Income (Loss) per Share (Non-GAAP) (in dollars):
Basic	$1.51	$(0.49)	$4.85	$(2.54)
Diluted	$1.46	$(0.49)	$4.71	$(2.54)

Financial Statements

Consolidated Statements of Operations and Comprehensive Income, page 76

2. We note that during the year ended December 31, 2020, you collected certain amounts as a recovery on claims filed in October 2018 which were recorded as revenue. Please tell us why the presentation of this amount in revenue is appropriate pursuant to Rule 5-03(b)(1) of Regulation S-X and FASB ASC 606.

RESPONSE:

The Company is a supplier of low enriched uranium (“LEU”) for commercial nuclear power plants. LEU consists of two components: Separative Work Units (“SWU”) and uranium. SWU is a standard unit of measurement that represents the effort required to enrich a given amount of natural uranium.

As detailed in Notes 2 and 17 to the Consolidated Financial Statements, SWU Revenue in 2020 includes $32.6 million collected from a customer (“the Customer”) in settlement of a breach of a SWU customer supply contract (“the Customer Contract”) that was subject to the Customer’s bankruptcy proceeding. The Customer had been a long-time customer of the Company. In connection with the settlement, the Customer Contract was terminated several years into its multi-year contractual term.

The Customer Contract was accounted for in accordance with the provisions of ASC 606, Revenue for Contracts with Customers, upon adoption. The terms and conditions of the Customer Contract were similar to the Company's other SWU customer supply contracts and related to the Company's ongoing primary business activities.

The Customer Contract required the Customer to purchase a defined number of SWU for each year under the contract. The Company was entitled to invoice the Customer in the event the Customer failed to submit an order meeting its annual purchase obligations (i.e., “take or pay”). The settlement represents consideration paid to the Company for the existing "take or pay" provisions. Under the provisions of ASC 606, contractual amounts received from the customer to which the Company is entitled represent transaction consideration, including the settlement proceeds. As such, the additional customer consideration was recorded in revenue, specifically within the “Separative work units” line since the Customer was a SWU customer.

Form 10-Q for the Nine Months ended September 30, 2021

Financial Statements

Condensed Consolidated Statements of Operations and Comprehensive Income, page 5

3. Tell us why you present the settlement of $43.5 million for a claim related to pension and post-retirement benefits in revenue. Refer to Rule 5-03(b)(1) of Regulation S-X and FASB ASC 606.

RESPONSE:

As detailed in Notes 2 and 11 to the Unaudited Condensed Consolidated Financial Statements, Technical Solutions Revenue in the three and nine months ended September 30, 2021 includes $43.5 million related to the settlement of the Company’s claims for reimbursements from its customer for certain pension and postretirement benefits costs incurred in connection with a contract with the U.S. Department of Energy (“DOE”) (“the Services Contract”), whereby the Company provided services for DOE. DOE has been a long-time customer of the Company. Under the Services Contract, the Company maintained DOE’s Portsmouth Gaseous Diffusion Plant in a state of “cold shutdown” in preparation for a DOE decontamination and decommissioning program.

The Services Contract was accounted for in accordance with the provisions of ASC 606, Revenue for Contracts with Customers, upon adoption. The terms and conditions of the Services Contract were customary for a cost-reimbursable services contract and related to the Company's ongoing ordinary business activities for its technical solutions segment, which provides technical, engineering, design and operations services to government and private sector customers.

As a cost-reimbursable contract, the Services Contract allowed the Company to be reimbursed from its customer for certain costs, including pension and postretirement benefits costs incurred by the Company. The Company submitted invoices to DOE for reimbursement of pension and postretirement benefits costs arising in the period of contract service for DOE. In accordance with the government’s Federal Acquisition Regulations, these obligations are not payable until after the contract work is completed. The settlement resolved matters related to how the pension and postretirement benefits costs would be measured and the resulting valuation.

Under the provisions of ASC 606, and consistent with how past costs were accounted for under the Services Contract, the settlement proceeds represent the contractual consideration and are recorded as revenue, specifically within the “Technical solutions” line as DOE is a customer in the technical solutions segment.

***********

The Company hereby acknowledges that: (i) the Company and its management are responsible for the accuracy and adequacy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe the foregoing should address your comments. If you have any questions about, or would like further information concerning, the response set forth above, please contact the undersigned. We appreciate the Staff’s comments and request that the Staff contact the undersigned at (301) 814-7235 or by email at strawbridgepo@centrusenergy.com with any questions or comments regarding this letter.

Very truly yours,

CENTRUS ENERGY CORP.

/s/ Philip O. Strawbridge

By: Philip O. Strawbridge
Senior Vice President, Chief Financial Officer,
Chief Administrative Officer & Treasurer